Consolidated Financial Statements of
ABSOLUTE SOFTWARE CORPORATION
As at and for the year ended June 30, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Absolute Software Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Absolute Software Corporation and subsidiaries (the “Company”) as at June 30, 2022 and 2021, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows, for each of the two years in the period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2022 and 2021, and its financial performance and its cash flows for each of the two years in the period ended June 30, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
August 23, 2022
We have served as the Company’s auditor since 2003.

ABSOLUTE SOFTWARE CORPORATION Consolidated Statements of Financial Position (Expressed in thousands of United States dollars, except number of shares)

	June 30, 2022	June 30, 2021
Assets
Current assets:
Cash and cash equivalents (note 15)	$63,669	$140,166
Short-term investments	360	360
Trade and other receivables (note 4)	52,722	24,113
Income tax receivable	1,029	628
Prepaid expenses and other	9,086	5,802
Contract acquisition assets – current (note 5)	9,518	8,253
	136,384	179,322
Property and equipment (note 6)	5,195	4,629
Right-of-use assets (note 7)	9,456	9,967
Deferred income tax assets (note 14)	39,428	31,339
Contract acquisition assets (note 5)	6,213	6,271
Intangible assets (note 3)	117,537	—
Goodwill (note 3)	240,755	1,100
Other assets (note 8)	650	—
	$555,618	$232,628
Liabilities
Current liabilities:
Trade and other payables (note 9)	$32,627	$34,116
Income tax payable	2,143	20
Lease liabilities – current (note 10)	4,069	2,908
Long-term debt – current (note 11)	1,632	—
Deferred revenue – current (note 13(b))	133,852	93,303
	174,323	130,347
Lease liabilities (note 10)	7,210	8,960
Long-term debt (note 11)	264,230	—
Deferred revenue (note 13(b))	76,619	66,879
Deferred income tax liabilities (note 14)	30,037	—
	552,419	206,186
Shareholders’ Equity
Share capital (note 12(b))	160,951	151,521
Equity reserve	51,333	46,489
Treasury shares	(264)	(264)
Accumulated other comprehensive (loss) income	(207)	188
Deficit	(208,614)	(171,492)
	3,199	26,442
	$555,618	$232,628
Commitments and contingencies (note 19, note 21)
Subsequent events (note 22)
See accompanying notes to the Consolidated Financial Statements.

Approved on behalf of the Board on August 23, 2022:

(signed) “Daniel P. Ryan”	(signed) “Lynn Atchison”
Daniel P. Ryan, Director	Lynn Atchison, Director

ABSOLUTE SOFTWARE CORPORATION Consolidated Statements of Operations and Comprehensive (Loss) Income (Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Years ended June 30,
	2022	2021
Revenue (note 13)	$197,311	$120,784
Cost of revenue	36,775	15,869
Gross margin	160,536	104,915

Operating expenses
Sales and marketing	79,164	45,584
Research and development	44,775	23,264
General and administration	43,742	30,438
	167,681	99,286

Operating (loss) income	(7,145)	5,629

Other (expense) income
Interest income	8	50
Interest expense	(20,703)	(632)
Foreign exchange loss	(333)	(690)
	(21,028)	(1,272)

Net (loss) income before income taxes	(28,173)	4,357

Income tax recovery (expense) (note 14)	3,688	(625)
Net (loss) income	$(24,485)	$3,732

Items that may be reclassified subsequently to profit or loss
Unrealized (loss) gain on derivatives, net of tax	(211)	188
Foreign currency translation	(184)	—
Net (loss) income and total comprehensive (loss) income	$(24,880)	$3,920

Basic net (loss) income per common share (note 12(h))	$(0.49)	$0.08
Diluted net (loss) income per common share (note 12(h))	$(0.49)	$0.07

Weighted average number of common shares outstanding
Basic	50,381,336	47,131,785
Diluted	50,381,336	49,916,511

See accompanying notes to the Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Consolidated Statements of Changes in Shareholders’ Equity (Expressed in thousands of United States dollars, except number of shares)

	Share Capital		Equity reserve	Treasury shares	Accumulated Other Comprehensive (Loss) Income	Deficit	Total
	Number of Common shares	Amount
Balance, June 30, 2020	42,535,495	$81,890	$38,524	$(264)	$—	$(163,212)	$(43,062)
Shares issued for cash	6,272,727	69,000	—	—	—	—	69,000
Share issuance cost	—	(4,228)	—	—	—	—	(4,228)
Shares issued on stock option exercise	106,844	805	(149)	—	—	—	656
Shares issued under Employee Share Ownership Plan ("ESOP")	68,089	512	—	—	—	—	512
Shares issued under Performance and Restricted Share Unit plan (“PRSU”)	590,674	3,542	(4,781)	—	—	—	(1,239)
Share-based compensation	—	—	8,539	—	—	—	8,539
Cash dividends	—	—	—	—	—	(12,012)	(12,012)
Unrealized gain on derivatives, net of tax	—	—	—	—	188	—	188
Tax deduction on share-based compensation	—	—	4,356	—	—	—	4,356
Net income	—	—	—	—	—	3,732	3,732
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	253,702	1,572	(198)	—	—	—	1,374
Shares issued under ESOP	94,697	853	—	—	—	—	853
Shares issued under PRSU	1,189,541	7,441	(10,678)	—	—	—	(3,237)
Share-based compensation	—	—	17,555	—	—	—	17,555
Cash dividends	—	—	—	—	—	(12,637)	(12,637)
Unrealized loss on derivatives, net of tax	—	—	—	—	(211)	—	(211)
Tax deduction on share issuance costs	—	(436)	—	—	—	—	(436)
Tax deduction on share-based compensation	—	—	(1,835)	—	—	—	(1,835)
Foreign currency translation	—	—	—	—	(184)	—	(184)
Net loss	—	—	—	—	—	(24,485)	(24,485)
Balance, June 30, 2022	51,111,769	$160,951	$51,333	$(264)	$(207)	$(208,614)	$3,199

See accompanying notes to the Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars)

	Years ended June 30,
	2022	2021
Cash from (used in):
Operating activities:
Net (loss) income	$(24,485)	$3,732
Items not involving cash:
Depreciation of property and equipment (note 6)	3,398	3,220
Amortization of right-of-use assets (note 7)	3,692	2,486
Amortization of acquired intangible assets (note 3)	18,063	—
Amortization of contract acquisition assets (note 5)	13,804	10,980
Share-based compensation (note 12(f))	16,677	10,359
Current and deferred income taxes	(10,241)	(3,679)
Gain on early termination of operating lease	—	(26)
Interest	20,385	515
Unrealized foreign exchange (gain) loss	(41)	654
Change in non-cash working capital:
Trade and other receivables	(17,100)	4,877
Income tax receivable	738	(516)
Prepaid expenses and other	(3,562)	(1,692)
Contract acquisition assets	(15,011)	(12,159)
Trade and other payables	(3,337)	10,869
Income tax payable	2,011	(363)
Deferred revenue	34,801	17,579
Cash from operating activities	39,792	46,836

Investing activities:
Purchase of property and equipment	(1,829)	(2,834)
Lease incentive received	—	68
Proceeds from maturities of short-term investments	—	17,027
Acquisition of NetMotion (note 3)	(342,008)	—
Cash (used in) from investing activities:	(343,837)	14,261

Financing activities:
Proceeds from public offering	—	69,000
Share issue costs	—	(5,323)
Dividends paid (note 12(g))	(12,637)	(12,012)
Proceeds from exercise of stock options and ESOP	1,793	1,606
Tax remittances on share based compensation	(3,174)	(1,239)
Payment of lease liabilities (note 10)	(3,991)	(2,788)
Proceeds from long-term debt (note 11)	269,500	—
Transaction costs on long-term debt (note 11)	(1,957)	—
Principal repayment of long-term debt (note 11)	(2,750)	—
Interest payment of long-term debt (note 11)	(18,875)	—
Cash from financing activities:	227,909	49,244

Foreign exchange effect on cash	(361)	98
(Decrease) increase in cash and cash equivalents	(76,497)	110,439
Cash and cash equivalents, beginning of year	140,166	29,727
Cash and cash equivalents, end of year	$63,669	$140,166

Supplemental cash flow information (note 15)
See accompanying notes to the Consolidated Financial Statements.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.    NATURE OF OPERATIONS
Absolute Software Corporation (the “Company”) was incorporated under the predecessor statute of the British Columbia Business Corporation Act on November 24, 1993. The Company’s principal business activity is the development, marketing, and provision of software services that support the management and security of computing devices, applications, data, and networks for a variety of organizations in various global territories.
On July 1, 2021, the Company completed its acquisition of NetMotion Software, Inc. (“NetMotion”).
The Company’s head office and principal address is Suite 1400, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49211, Vancouver, British Columbia, Canada, V7X 1K8. The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “ABST”.
2.    SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The date of approval by the Company’s Board of Directors is August 23, 2022. These consolidated financial statements were prepared under the historical cost convention, except for certain items not carried at historical cost as discussed below.
(b)Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.
Subsidiaries are consolidated from the date on which control is obtained. Principal operating subsidiaries as at June 30, 2022 are:
•Absolute Software, Inc.
•Absolute Software (2015) Inc.
•Absolute Software EMEA Limited
•Absolute Software (Vietnam) Company Limited
•Absolute Software (Asia) Pte. Ltd
•NetMotion Software Inc.
•NetMotion Wireless GmbH

All intercompany balances are eliminated.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)Foreign currency transactions and translation
Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates (the “functional currency”). The consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The functional currency of the Company’s subsidiaries are U.S. dollars except for the following subsidiaries which have functional currency in the local currency:

Subsidiary	Functional currency
NetMotion Wireless UK Software, Inc.(1)	Pound sterling
NetMotion Wireless GmbH	Euro
NetMotion Software Canada, Inc.(2)	Canadian dollar
1.In June 2022, NetMotion Wireless UK Software, Inc. transferred its assets and liabilities to Absolute EMEA Limited.
2.NetMotion Software Canada, Inc. was dissolved on February 24, 2022. Upon dissolution, the entity’s assets and liabilities were distributed to Absolute Software Corporation.
Foreign currency transactions are translated to U.S. dollars at the spot rates on transaction dates. Foreign currency monetary assets and liabilities are remeasured at period-end exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement at period-end exchange rates of monetary assets and liabilities are recognized in net income or loss in the period in which they arise.
(d)Financial Instruments
Financial assets and financial liabilities are initially recognized at fair value, normally being the transaction price adjusted for directly attributable transaction costs. Transaction costs related to financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) are expensed immediately in net income or loss. Measurement in subsequent periods is dependent on the classification of the respective financial instrument.
The Company’s classification and measurement basis of its financial instruments are as follows:

Instrument	Classification and Measurement Basis
Cash and cash equivalents	Amortized cost
Short-term investments	FVTPL
Trade and other receivables	Amortized cost
Trade and other payables	Amortized cost
Long-term debt	Amortized cost
Derivative financial instruments	FVTPL
Financial assets at fair value through profit or loss are subsequently measured at fair value with net changes in fair value recognized in the statement of operations. Financial instruments at amortized cost are subsequently measured using the effective interest method.
Estimated fair values for financial instruments are designed to approximate amounts at which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable willing parties. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company classifies and discloses fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:
Level 1 –    Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 –    Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.
The fair value of investments designated as fair value through profit or loss is determined based on Level 1 measurements, and is recorded in the consolidated statement of financial position, with unrealized gains and losses, net of related income taxes, recorded in the consolidated statement of operations and comprehensive income.
The Company determines at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired.
(e)Derivative financial instruments and hedge accounting
The Company enters into derivative financial instruments, such as foreign exchange forward contracts, to manage its exposure to foreign exchange rate risks. The Company does not use derivative financial instruments for speculative purposes.
Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently measured to their fair value at each reporting date. The Company records all derivative instruments at fair value on the consolidated statements of financial position. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates and forward rates and therefore fall into Level II of the fair value hierarchy.
The fair values of derivative assets are measured using Level II fair value inputs, which include period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. Derivative assets are included within trade and other receivables.
The Company designates foreign exchange forward contracts as hedging instruments. Hedges of foreign exchange risk are accounted for as cash flow hedges.
For derivative instruments designated as cash flow hedges, the entire change in the value of the hedging instrument included in the assessment of hedge effectiveness is initially reported as a component of other comprehensive income (“OCI”), net of tax, and subsequently reclassified into income in the same period or periods in which the hedged item affects income.
At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in fair value or cash flows of the hedged item attributable to the hedged risk.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated unrealized gains and losses in OCI are recognized in income at that time.
The Company designates the full change in the fair value of a foreign exchange forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.
For any derivative instruments that do not meet the requirements for hedge accounting, or for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability or forecasted transaction.
(f)Leases
The Company determines if a contract contains a lease at inception. For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date.
The lease liability is initially measured at the present value of future minimum lease payments over the lease term. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date and any initial direct costs incurred, less any lease incentives received. The present value of future minimum lease payments is determined using the Company’s incremental borrowing rate when the rate implicit in the Company’s leases are not readily determinable. The lease term includes all periods covered by an option to extend or terminate the lease where the Company is reasonably certain to exercise the extension option or not to exercise the termination option. The Company reassesses the lease term if and when a significant event or change in circumstances occurs that is within the Company’s control.
The right-of-use asset is depreciated on a straight-line basis over the lease term. The lease liability is increased to reflect the accretion of interest and reduced for the lease payments made.
The Company has lease agreements with lease and non-lease components, which it has elected to combine for all asset classes. In addition, the Company does not recognize right-of-use assets or lease liabilities for low value leases or leases with a term of 12 months or less for all asset classes.
The Company determines at the end of each reporting period whether there is indication that the right-of-use asset may be impaired.
(g)Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.
(h) Short-term investments
Short-term investments consist of highly liquid short-term interest bearing securities with maturities at the date of purchase of greater than three months, but less than one year, and of other marketable securities.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
(i)Trade and other receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment of trade accounts receivable. A provision for impairment of trade accounts receivable is established based on a forward-looking “expected loss” impairment model. The carrying amount of the trade receivables is reduced through the use of the provision for impairment account, and the amount of any increase in the provision for impairment is recognized in the consolidated statement of operations and comprehensive income. When a trade receivable is uncollectible, it is written off against the provision for impairment account for trade accounts receivable. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of operations and comprehensive income.
(j)Contract acquisition assets
Incremental costs of obtaining sales contracts are capitalized and amortized. These costs are presented as separate current and non-current assets in the consolidated statement of financial position.
The capitalized amounts consist primarily of sales commissions paid to the Company’s direct and indirect sales force. Capitalized amounts also include amounts paid to employees other than the sales force who earn incentive payouts under annual compensation plans that are tied to the value of contracts acquired, and to a lesser extent, costs incurred under a branding agreement with a third party, and success fees paid to partners in emerging markets where the Company has a limited presence. The capitalized amounts are recoverable through future revenue streams under all non-cancelable customer contracts.
Contract acquisition assets are amortized over the estimated period of benefit, on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. Sales commissions paid on the acquisition of the initial contract is amortized over the contract term when the commission on the renewal is considered commensurate with the commission on the initial contract. When the sales commission on the renewal is not commensurate, the commission on the initial contract is amortized over an estimated period of benefit of four years. Significant judgment is required when determining the estimated period of benefit. In determining the estimated period of benefit, the Company considers the contract length, underlying technology life, expected renewals and other qualitative factors.
Sales commissions relating to sales of Cloud Services are amortized on a straight-line basis over the estimated period of benefit. Sales commissions relating to sales of on-premise licenses are amortized on a systematic basis that is consistent with the revenue recognition pattern, which is generally 50% upon delivery of the license and the remaining 50% over the estimated period of benefit. Sales commissions on renewals are amortized on a straight-line basis over the contractual term of the renewals.
The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates, or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment.
Amortization of contract acquisition assets is included in sales and marketing expense in the consolidated statement of operations and comprehensive income.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
(k)Property and equipment
Property and equipment are carried at cost, less accumulated amortization and less any accumulated impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.
Each component of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.
On an annual basis, the assets’ residual values and useful lives are reviewed, and adjusted if appropriate. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method, as appropriate, and are treated as changes in accounting estimates.
Assets are amortized on a straight-line basis over the following estimated useful lives:

Computer equipment	3 years
Furniture and equipment	5 years
Computer software	1 to 3 years
Office equipment	3 years
Trade show equipment	2 years
Leasehold improvements	Shorter of lease term or the estimated useful life
(l)Intangible assets
Acquired intangible assets are recorded at fair value on the date of acquisition and amortized on a straight-line basis over the following estimated useful lives.

Developed technology	6 years
Customer contracts and relationships	10 years
Trade name	6 months
Intangible assets are reviewed for impairment when events or changes in circumstances indicate the asset’s carrying value may not be recoverable.
Research costs are expensed as incurred. Development costs are capitalized as intangible assets when the Company can demonstrate that the technical feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. At June 30, 2022 and June 30, 2021, the Company has not capitalized any development costs.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
(m)Goodwill
Goodwill represents the excess of the purchase price of an acquired business over the fair values of assets acquired and liabilities assumed in a business combination. Goodwill is measured at cost less accumulated impairment losses, and is reviewed for impairment annually or more frequently if an indicator of impairment is identified.
Impairment is assessed by comparing the carrying value of the CGU or groups of CGUs associated with the goodwill against the estimated recoverable amount, which is the higher of fair value less cost of disposal or value in use. Goodwill is allocated to the Company's cash generating unit ("CGU") or groups of CGUs that are expected to benefit from the synergies of the business combination from which it arose. The allocation is based on the lowest level at which goodwill is monitored internally. An impairment loss is recognized if the carrying amount of the CGU or groups of CGUs exceeds its estimated recoverable amount. Impairment loss relating to goodwill cannot be reversed.
(n)Impairment of assets
Long-lived assets, including property and equipment, right-of-use assets, and intangible assets are assessed for impairment at each reporting date. If there is an indication that an asset may be impaired, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs.
The recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss, or any reversal of a previously-recognized impairment loss, is recognized immediately in profit or loss.
(o)Income taxes
The tax expense for the period comprises current and deferred income tax. Taxation is recognized in the consolidated statement of operations and comprehensive income except to the extent that it relates to items recognized directly in equity, in which case the tax is recognized in equity.
Current income tax is generally the expected income tax payable on the taxable income for the year calculated using rates enacted or substantively enacted at the date of the statement of financial position in the countries where the Company’s subsidiaries operate and generate taxable income, and includes any adjustment to income tax payable or recoverable in respect of previous years.
Uncertain income tax positions are accounted for using the standards applicable to current income tax assets and liabilities; i.e., both liabilities and assets are recorded when probable at the Company’s best estimate of the amount.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
Deferred income tax is recognized using the liability method, based on temporary differences between consolidated financial statement carrying amounts of assets and liabilities and their respective income tax bases. Deferred income tax is determined using tax rates that have been enacted or substantively enacted by the date of the consolidated statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. The amount of deferred income tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax assets are reviewed at each date of the consolidated statement of financial position and amended to the extent that it is no longer probable that the related tax benefit will be realized.
Current income tax assets and liabilities are offset when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Normally the Company would only have a legally enforceable right to set off a current tax asset against a current tax liability when they relate to income taxes levied by the same taxation authority and the taxation authority permits the Company to make or receive a single net payment. Deferred income tax assets and liabilities are offset when the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.
The Company’s research and development activities may be eligible to earn Investment Tax Credits. Investment Tax Credits are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate.
(p)Revenue recognition
The Company generates revenue from its Secure Endpoint and Secure Access products.
The Secure Endpoint products are delivered in a software-as-a-service (“SaaS”) business model, where customers access the service through the cloud-based Absolute Console. Revenue is generated from subscription fees from customers accessing the Company’s enterprise cloud computing services (collectively, “Cloud Services”) and related professional services such as project implementation and other short-term consulting services, in addition to longer-term services such as technical account management services.
The Secure Access products generate revenue from the sale of on-premise perpetual licenses, on-premise term-based subscription licenses, and Cloud Services. Software licenses include maintenance service agreements, which includes unspecified technical updates or enhancements, and technical support on an when-and-if available basis over the contract term. Professional services relating to remote technical support and training are sold and billed on a fixed-fee basis.
Other revenue consists primarily of ancillary business lines such as consumer-focused products.
Revenue is recognized upon transfer of control of promised products and services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
The Company determines the amount of revenue to be recognized through application of the following steps:
•Identification of the contract, or contracts, with a customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract; and
•Recognition of revenue when or as the Company satisfies the performance obligations.
A performance obligation is a commitment in a contract with a customer to transfer products or services that are distinct. In identifying performance obligations, the Company determines whether the customer can benefit from the service on its own or with other readily available resources, and whether the service is separately identifiable from other services in the contract. Cloud Services are distinct as such services are often sold separately. Software licenses and maintenance services are each distinct and separate performance obligations as they can be sold separately, and do not require a significant amount of integration or interdependency. In determining whether professional services are distinct, the Company considers factors such as the availability of the services from other vendors; the nature of the professional services; the timing of when the professional services contract was signed in comparison to the start date of any related Cloud Services; and the contractual dependence of the professional services on the Cloud Services.
The Company allocates the transaction price to each distinct performance obligation on a relative standalone selling price ("SSP") basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer. Judgment is required to determine the SSP for each distinct performance obligation.
The Company obtains the majority of its customer arrangements through PC OEM and channel partners, most of which are in North America. All revenues are recorded at the net amount received from the channel partner, provided that all significant contractual obligations have been satisfied. For direct sales, revenues are recorded at the amount received from the end customer.
i.Cloud Services
Revenue from Cloud Services are comprised of fees that provide customers with access to Cloud Services, software licenses and related support and updates during the term of the arrangement. Revenue is generally recognized ratably over the contract term.
ii.Software licenses and maintenance
Software licenses are sold either as on-premises perpetual or term-based subscription license agreements. Perpetual and term-based subscription license arrangements provide customers with the same functionality of software and differ mainly in the duration over which the customer benefits from the software. Software licenses are delivered electronically. Electronic delivery occurs when the Company provides the customer with access to the software and a license key. Software license revenue is recognized at a point in time when electronic delivery of the software is made available to the customer.
The Company’s contracts with customers for software licenses include maintenance service agreements. Maintenance service agreements consist of fees for providing unspecified software updates and technical support on a when-and-if available basis for software products over the contract term. Software updates and technical support each have the same pattern of transfer to the customer, and are considered a single distinct performance obligation. Maintenance service revenues are recognized ratably as the maintenance services are provided over the term of the contract.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
iii.Professional services and other revenues
The Company’s professional services contracts are generally on either a fixed fee or subscription basis. These revenues are recognized on a proportional performance basis for fixed price contracts, and ratably over the contract term for subscription managed professional services contracts.
Revenues for consumer products are generally recognized on a subscription fee basis as described above under “Cloud Services”.

Significant Judgments
The Company enters into contracts that may include promises to transfer multiple performance obligations. Substantially all of the Company’s software licenses are sold in arrangements that include separate performance obligations for the software license and related maintenance services. Cloud Services arrangements and software licenses may also be sold with professional services.
The Company determines SSP for each performance obligation by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company’s discounting practices, the size and volume of the Company’s transactions, the customer demographic, the geographic area where services are sold, price lists, its go-to-market strategy, historical sales and contract prices. If SSP is not directly observable, the Company estimates the SSP by maximizing the use of observable inputs, and applying estimation methods including the expected cost plus a margin approach or residual approach.
Significant judgment is required to determine the SSP of maintenance services, which is generally determined to be 50% of the total transaction price. In determining the SSP of maintenance services, the Company considers the value relationship between a perpetual license and the associated maintenance services over the estimated economic life of a product.
(q)Share-based compensation
The Company grants share-based awards under its Stock Option Plan, Performance and Restricted Share Unit Plan, Deferred Share Unit Plan, Employee Share Ownership Plan, and Employee Share Purchase Plan. Grant date fair values are measured as follows:
•Stock options are measured using the Black-Scholes option pricing model.
•Restricted share units, deferred share units, and performance share units with non-market performance conditions are measured at the fair value of the Company's common shares on the date of grant.
•Performance share units with market-based performance conditions are measured using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the performance share unitholder’s benefit, and possible future Company performance conditions.
•Performance share units with non-market performance conditions is determined based on the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the PSU holder’s benefit.
Forfeitures are estimated on the date of grant and are re-assessed each reporting period.
Equity classified awards are recognized at their grant date fair value. Compensation costs relating to equity classified awards are recognized over the vesting period, with a corresponding credit to equity reserve.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
Awards granted under the Deferred Share Unit Plan are settled in cash, and as such, are liability classified awards. Liability classified awards are initially measured at their grant date fair value and are subsequently remeasured at fair value at each balance sheet date until exercised or cancelled. Compensation costs relating to the grant date fair value are recognized over the vesting period. Remeasurements during the vesting period are recognized immediately in compensation cost to the extent that they relate to past services. Fair value of liability classified awards are included in trade and other payables.
Upon exercise of stock options or purchase of common shares, any consideration paid by employees, together with the amount previously recorded in equity reserve or fair value of liability classified awards, is credited to share capital.
Compensation expense for the Employee Share Ownership Plan is determined by the difference between the share purchase price and market price at the start of each purchase period. Compensation expense for the Employee Share Purchase Plan is determined based on the aggregate Company contribution to the plan.
(r)Business Combination
Business combinations are accounted for under the acquisition method. Identifiable assets acquired and liabilities assumed are measured at fair value at the date of acquisition. Excess of the purchase price over the fair value of net assets acquired is recognized as goodwill. Acquisition related costs are expensed as incurred.
(s)Income (loss) per share
Basic income (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted income per share is calculated using the treasury stock method, which assumes that cash that would be received on the exercise of stock options is applied to purchase shares at the average price during the period. The difference between the shares issued on the exercise of the stock options and the number of shares purchased under this computation, on a weighted average basis, is added to the number of shares outstanding.
(t)Significant accounting judgments
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (Note 2(u)), that has the most significant effect on the amounts recognized in the Company’s consolidated financial statements, are related to:
•the determination of the functional currency for the Company and its subsidiaries;
•the assessment of renewal and termination options related to the recognition of right-of-use assets and lease liabilities;
•the determination of SSP for its maintenance services performance obligation; and
•the determination of the period of benefit over which to amortize contract acquisition assets.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)
(u)Key sources of estimation uncertainty
The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain.
The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.
Significant assumptions about the future and other sources of estimation uncertainty that management has made at the date of the statement of financial position, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include, but are not limited to, the following:
•the assessment of the Company’s incremental borrowing rate related to the recognition of lease liabilities;
•the inputs used in accounting for share-based compensation in the statement of operations and comprehensive income;
•the recognition and recoverability of the Company’s deferred tax assets; and
•the fair values of assets acquired and liabilities assumed from business combination.
(v)Adoption of Accounting Standards
Recently adopted accounting pronouncements

Interest Rate Benchmark Reform – Phase 2 Amendments
In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16. The amendments complement the Phase 1 amendments published in September 2019 and focus on the effect on financial statements when an existing interest rate benchmark is replaced with an alternative benchmark rate. These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with earlier application permitted. The Company adopted the amendments on July 1, 2021. For the year ended June 30, 2022, these amendments did not have any impact on the Company’s financial statements.
Recent accounting pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements. The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Other pronouncements issued but not yet effective
Certain other pronouncements have been issued by the IASB that are issued but not yet effective. There are currently no such pronouncements that are expected to have a significant impact on the Company's consolidated financial statements upon adoption.
(w)Comparative information
Comparative figures in note 9 includes a reclassification of $11,593,000 from trade payables to accrued liabilities to conform with current period financial statement presentation.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
3.    ACQUISITION OF NETMOTION

On July 1, 2021, the Company completed the acquisition of 100% of NetMotion Software, Inc., (“NetMotion”) a leading provider of connectivity and security solutions, pursuant to an Agreement and Plan of Merger dated May 11, 2021, for initial cash consideration of $341,699,000. On February 18, 2022, the Company and the sellers finalized income tax and working capital adjustments, resulting in final cash consideration of $342,008,000. The additional consideration of $309,000 is reflected as an increase in income tax receivable of $705,000, and decrease in goodwill of $396,000.

The acquisition was financed through a $275,000,000 term loan from Benefit Street Partners LLC (note 11). Management has concluded that NetMotion constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations.

In finalizing the purchase price allocation, the preliminary fair values of assets acquired and liabilities assumed were adjusted to increase income tax receivable by $251,000, goodwill by $4,749,000, and deferred tax liability by $5,000,000.
The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Trade and other receivables(1)	$11,509
Income tax receivable	1,139
Prepaid expenses and other	1,291
Property and equipment	1,958
Right-of-use assets	2,484
Goodwill	239,655
Intangible assets	135,600
Other non-current assets	651
Total assets	$394,287

Trade and other payables	$(4,159)
Income tax payable	(112)
Deferred revenue – current	(12,446)
Lease liability – current	(744)
Deferred revenue – non-current	(3,041)
Lease liability – non-current	(1,740)
Deferred tax liability	(30,037)
Total liabilities	$(52,279)

Total net assets acquired	$342,008
(1)The gross contractual trade receivables acquired is $11,566,000, of which the amount not expected to be collected is $57,000.

The fair values and estimated useful lives of the acquired identifiable intangible assets are as follows:

	Fair value	Useful life
Developed technology	$63,500	6 years
Customer contracts and relationships	71,800	10 years
Trade name	300	6 months
	$135,600

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
3.    ACQUISITION OF NETMOTION (Continued)

As part of the acquisition, the Company recorded $239,655,000 of goodwill resulting from expected synergies and contributions to the Company’s strategic position. The acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the Company's single operating segment, which represents the lowest level within the entity at which goodwill is monitored for internal management purposes.

The financial results of NetMotion have been included in the Company’s consolidated statements from July 1, 2021, and include revenue of $59,825,000 and net income of $10,962,000 for the year ended June 30, 2022.

The Company incurred acquisition costs of $544,000 for the year ended June 30, 2022 (2021 – $9,100,000) which are included within general and administrative expense.

During the year ended June 30, 2022, the Company recognized amortization expense of $10,583,000 relating to developed technology, $7,180,000 relating to customer contracts and relationships, and $300,000 relating to trade name. Amortization of developed technology is included in cost of revenue, and amortization of customer contracts and relationships and trade name are included in sales and marketing expense.

Goodwill was tested for impairment as at June 30, 2022. At June 30, 2022, the recoverable amount was determined using fair value less costs of disposal, using level 3 inputs under the fair value hierarchy. Fair value less cost of disposal was determined based on the Company’s business enterprise value, with reference to revenue and EBITDA multiples of guideline public companies, and consideration to the Company's relative growth and profitability expectations, which are applied to actual and forecasted revenue and EBITDA. The recoverable amount is most sensitive to changes in the revenue and EBITDA multiples used. Based on the assessment, no impairment losses were recognized.
4.    TRADE AND OTHER RECEIVABLES
The Company’s trade and other receivables are comprised of the following:

	June 30, 2022	June 30, 2021
Trade receivables	$50,851	$23,441
Derivative asset	—	257
Other receivables	2,235	730
Allowance for doubtful accounts	(364)	(315)
	$52,722	$24,113
At June 30, 2022, 8% (2021 – 5%) of the Company’s accounts receivable balance is over 90 days past due. As at June 30, 2022, 29%, 19%, and 13% (2021 – 37%, 26%, and 20%) of the receivable balances are owing from three OEM and distributor partners.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
5.    CONTRACT ACQUISITION ASSETS
The following table provides a reconciliation of contract acquisition assets for the years ended June 30, 2022 and 2021:

	Years ended June 30,
	2022	2021
Balance, beginning of year	$14,524	$13,344
Contract acquisition costs incurred	15,011	12,160
Amortization	(13,804)	(10,980)
Balance, end of year	15,731	14,524
Less: current portion	(9,518)	(8,253)
	$6,213	$6,271
6.    PROPERTY AND EQUIPMENT
The Company’s property and equipment are comprised of the following:

	June 30, 2022
	Cost	Accumulated Amortization	Carrying amount
Computer equipment	$14,256	$10,679	$3,577
Furniture and equipment	1,957	1,600	357
Computer software	5,035	4,919	116
Office equipment	2,282	2,234	48
Leasehold improvements	4,294	3,197	1,097
	$27,824	$22,629	$5,195

	June 30, 2021
	Cost	Accumulated Amortization	Carrying amount
Computer equipment	$10,679	$7,335	$3,344
Furniture and equipment	1,770	1,447	323
Computer software	4,973	4,819	154
Office equipment	2,240	2,198	42
Leasehold improvements	3,499	2,733	766
	$23,161	$18,532	$4,629

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
6.    PROPERTY AND EQUIPMENT (Continued)
The following table summarizes property and equipment activity for the years ended June 30, 2022 and 2021:

	Year ended June 30, 2022
	Carrying amount, opening	Acquired (note 3)	Additions	Amortization	Carrying amount, ending
Computer equipment	$3,344	$955	$1,923	$(2,645)	$3,577
Furniture and equipment	323	184	3	(153)	357
Computer software	154	35	27	(100)	116
Office equipment	42	14	28	(36)	48
Leasehold improvements	766	770	25	(464)	1,097
	$4,629	$1,958	$2,006	$(3,398)	$5,195

	Year ended June 30, 2021
	Carrying amount, opening	Additions	Amortization	Carrying amount, ending
Computer equipment	$3,492	$2,102	$(2,250)	$3,344
Furniture and equipment	619	3	(299)	323
Computer software	283	143	(272)	154
Office equipment	49	28	(35)	42
Leasehold improvements	1,120	10	(364)	766
	$5,563	$2,286	$(3,220)	$4,629
7.    RIGHT OF USE ASSETS
The Company enters into leases for office space and data centers in Canada, the United States, Vietnam and the United Kingdom. These leases have remaining lease terms of 1 month to 5 years.
The following table provides a reconciliation of right-of-use assets for the years ended June 30, 2022 and June 30, 2021:

	June 30, 2022	June 30, 2021
Balance, beginning of year	$9,967	$9,182
Additions	1,330	3,480
Acquired (note 3)	2,484	—
Disposals	—	(209)
Adjustments	(633)	—
Amortization	(3,692)	(2,486)
Balance, end of year	$9,456	$9,967

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
8.    OTHER ASSETS
Other assets include restricted cash relating to an office lease and the Company's corporate credit card program.
9.    TRADE AND OTHER PAYABLES
The Company’s trade and other payables are comprised of the following:

	June 30, 2022	June 30, 2021
Payroll and employee benefits	$10,005	$9,601
Trade payables	1,852	2,458
Deferred share units	3,810	4,688
Customer deposits	9,850	3,701
Accrued liabilities	6,397	13,417
Accrued warranty	32	15
Sales taxes payable	598	236
Derivative liability	83	—
	$32,627	$34,116
10.    LEASE LIABILITIES
The following table provides a reconciliation of lease liabilities for the year ended June 30, 2022 and June 30, 2021:

	June 30, 2022	June 30, 2021
Balance, beginning of year	$11,868	$10,136
Additions	1,330	3,314
Acquired (note 3)	2,484	—
Adjustments	(633)	—
Lease payments	(3,991)	(2,788)
Interest	450	552
Unrealized foreign exchange (gain) loss	(229)	654
Balance, end of year	11,279	11,868
Less: current portion	(4,069)	(2,908)
	$7,210	$8,960
The Company’s maturities of lease liabilities, for the years ended June 30, are as follows as at June 30, 2022:

2023	$4,405
2024	4,143
2025	2,456
2026	838
2027	96
$11,938

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
11.    LONG-TERM DEBT

	June 30, 2022	June 30, 2021
$275 million Term Loan Facility	$272,250	$—
Less: Unamortized debt discount and transaction costs	(6,388)	—
Long-term debt	265,862	—
Less: current portion	(1,632)	—
	$264,230	$—
On July 1, 2021, the Company entered into a Credit Agreement with Benefit Street Partners LLC (the “Credit Agreement”) and its affiliates pursuant to which the Company obtained a $275 million secured term loan, maturing on July 1, 2027 (the “Term Loan Facility”). The initial $275 million borrowing under the Term Loan Facility was subject to certain deductions agreed to with the lenders in respect of fees, issue discounts and other costs and expenses associated with entry thereto.
The initial borrowing under the Term Loan Facility bears interest at LIBOR multiplied by the statutory reserve rate established by the Federal Reserve System of the United States, subject to a floor of 0.75% (the “Adjusted Eurodollar Rate”), plus a variable margin rate which ranges from 5.5% to 6% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Upon discontinuation of LIBOR, the Adjusted Eurodollar Rate will be determined based on an alternate benchmark rate.
The Company has the option to convert the loans bearing interest at the Adjusted Eurodollar Rate to loans bearing interest at a fluctuating base rate plus a variable margin rate which ranges from 4.5% to 5% of the outstanding principal amount of the applicable borrowings based on the Company’s net leverage ratio. Quarterly installment repayments to the lenders in the amount of 0.25% of the aggregate principal amount of the initial borrowing (subject to adjustment in accordance with the terms of the Credit Agreement) commenced on September 30, 2021, and amounts outstanding under the Term Loan Facility are also subject to certain other mandatory repayment requirements set out in the Credit Agreement.
The debt was initially measured at fair value of $269,500,000, less transaction costs of $1,957,000. The Company made principal repayments of $2,750,000 for the year ended June 30, 2022.
As of June 30, 2022, undiscounted minimum principal repayments for the years ended June 30, are as follows:

2023	$2,750
2024	2,750
2025	2,750
2026	2,750
2027	2,750
Thereafter	258,500
$272,250

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
11.    LONG-TERM DEBT (Continued)
The Term Loan Facility includes standard and customary finance terms and conditions with respect to, among others, fees, representations, warranties, and covenants, including certain reporting requirements, which, if not met, could result in an event of default. The Credit Agreement requires the Company to maintain a minimum total net leverage ratio which ranges from 8.00:1.00 (for the fiscal quarter ending September 30, 2021) to 3.75:1.00 (for the fiscal quarter ending June 30, 2024 and thereafter) and is tested quarterly.
The Term Loan Facility is subject to standard and customary negative covenants, including, among others, restrictions on indebtedness, certain acquisitions, and payments such as (but not limited to) dividends and distributions with respect to the Common Shares, and payments on account of the purchase, redemption, retirement or other acquisition of any of Absolute’s equity interests, subject to various exemptions, including but not limited to:
•the payment of an annual dividend to shareholders in an aggregate amount not to exceed $15,000,000 in any fiscal year, subject to pro forma compliance with the financial covenant and certain other events of default (if Absolute receives at least $25,000,000 net cash proceeds from the issuance of shares in any fiscal year, then the annual dividend is increased by an amount equal to CAD$0.32 per share of such additional issued Common Share);
•certain permitted acquisitions, which are limited to, among other things, non-hostile acquisitions that do not exceed the cap on the aggregate consideration to be allocated to non-loan parties so long as Absolute is in pro forma compliance; and
•certain permitted indebtedness not exceeding specified percentages of EBITDA, which includes, among other things, capital lease obligations and indebtedness secured by purchase money liens, indebtedness in connection with a permitted acquisition and a general basket.
As at June 30, 2022, the Company was in compliance with the financial and operating covenants under the Term Loan Facility.
12.    SHARE CAPITAL AND EQUITY RESERVE
(a)Authorized
100,000,000 common shares, no par value
(b)Issued and outstanding
Common shares issued pursuant to share-based compensation plans
During the year ended June 30, 2022, the Company issued 253,702 common shares on exercise of employee stock options (note 12(c)), 1,189,541 common shares pursuant to its Performance and Restricted Share Unit Plan (the “PRSU Plan”) (note 12(c)) and 94,697 common shares pursuant to its 2019 Employee Share Ownership Plan (the “ESOP”) (note 12(e)). Aggregate proceeds from the exercise of employee stock options was $1,378,000, and from the ESOP was $853,000.
During the year ended June 30, 2021, the Company issued 106,844 common shares on exercise of employee stock options (note 12(c)), 590,674 common shares pursuant to the PRSU Plan (note 12(c)) and 68,089 common shares pursuant to the ESOP (note 12(e)). Aggregate proceeds from the exercise of employee stock options was $656,000, and from the ESOP was $512,000.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
12.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
(c)Stock Options, PSUs, and RSUs
The Company’s share-based compensation plans include the 2000 Share Option Plan (the “Option Plan”), the PRSU Plan and the Omnibus Equity Incentive Plan (adopted on December 14, 2021, replacing the 2000 Share Option Plan and PRSU Plan).
2000 Share Option Plan
In 2001, the Board of Directors of the Company (the “Board of Directors”) adopted the 2000 Share Option Plan (“Option Plan”) (as amended in 2007, 2009, 2015 and 2018). From and after December 14, 2021, no new grants can be made under the Option Plan.
Terms and conditions of options granted under the Option Plan are determined solely by the Board of Directors. Under the Option Plan, the exercise price of each option equals the last closing market price of the Company’s common shares before the grant date. The term of option grants may not exceed 7 years from the date of grant of the option. Options are generally granted with a four year vesting period (25% vesting on each anniversary date).

PRSU Plan
In 2015, the Company’s shareholders approved the PRSU Plan (as amended in 2018), which provides for grants of Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”). From and after December 14, 2021, no new grants can be made under the PRSU Plan.
Terms and conditions of PSUs and RSUs granted are determined by the Board of Directors in accordance with the PRSU Plan terms.
Under the PRSU Plan, PSUs are issued to eligible persons and typically vest after a three-year period (100% cliff vesting on the third anniversary date). The number of PSUs that ultimately vest is based on an Adjustment Factor, as determined by the Board of Directors at the date of grant, and can range from 0% to 200% of the number of units initially granted. The expiry date of the PSU grants is typically December 31 of the year in which the tranche vests.
RSUs are issued to eligible persons and typically vest over a three year period (33.3% vesting on each grant anniversary date). The expiry date of the RSU grants is generally December 31 of the year in which the tranche vests.

Omnibus Equity Incentive Plan
On December 14, 2021, the Company’s shareholders approved the Omnibus Equity Incentive Plan, which provides for grants of stock options, RSUs, and PSUs to the Company’s officers, directors, employees and other specified service providers. The Omnibus Equity Incentive Plan became effective on December 14, 2021, upon which no new awards will be granted under the Company’s Option Plan and PRSU Plan. Awards granted under the Option Plan and PRSU Plan prior to December 14, 2021 will remain outstanding under such plans in accordance with their terms and conditions.
Terms and conditions of options, PSUs, and RSUs granted are determined by the Board of Directors in accordance with the Omnibus Equity Incentive Plan terms. RSUs issued under the Omnibus Equity Incentive Plan typically vest over a three year period (33.3% vesting on each grant anniversary date).
Under the Omnibus Equity Incentive Plan, the maximum number of common shares reserved for issuance is limited to 8.8% of the aggregate number of issued and outstanding common shares, less the common shares reserved for issuance under the PRSU Plan, the Option Plan, the ESOP (note 12(e)) and any other of the Company’s equity compensation arrangements. At June 30, 2022, the maximum number of common shares reserved for issuance under the Omnibus Equity Incentive Plan was 764,025.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
12.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
Stock Options
The following table summarizes activity under the Option Plan for the years ended June 30, 2022 and 2021:

	Year ended June 30,
	2022		2021
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of year	682,277	$7.84	791,171	$7.87
Exercised	(278,085)	6.42	(106,844)	8.05
Forfeited	(187)	7.11	(1,800)	7.46
Expired	—	—	(250)	9.16
Outstanding, end of year	404,005	$8.82	682,277	$7.84
At June 30, 2022, 307,755 (2021 – 465,191) stock options were vested and exercisable. For the year ended June 30, 2022, there was no stock option activity under the Omnibus Equity Incentive Plan.
The following table summarizes information about stock options outstanding and exercisable at June 30, 2022:

	Options Outstanding			Options Exercisable
Range of exercise prices (CAD)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
$7.40 - $8.95	269,005	3.50	$8.65	206,505	$8.62
$8.96 - $9.16	135,000	3.86	9.16	101,250	9.16
	404,005	3.62	$8.82	307,755	$8.80

Performance Share Units
The following table summarizes PSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the years ended June 30, 2022 and 2021:

	Year ended June 30,
	2022	2021
Outstanding, beginning of year	813,935	617,373
Granted	503,199	230,572
Redeemed	(546,138)	(17,570)
Forfeited / expired	(280,428)	(16,440)
Added by performance factor	269,052	—
Outstanding, end of year	759,620	813,935

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
12.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
At June 30, 2022, 97,458 (2021 – none) of the outstanding PSUs had vested. The weighted average grant date fair value of PSUs granted during the year ended June 30, 2022 was $10.97 (2021 – $12.14). PSUs outstanding as at June 30, 2022 have a weighted average term to expiry of 2.6 years (2021 – 3.2 years).
During the year ended June 30, 2022, the Adjustment Factor related to the PSUs granted was related to the achievement of Company-specific performance targets. The fair value of PSUs with market-based performance conditions are estimated on the grant date using a Monte Carlo simulation model, taking into account the fair value of the Company’s common shares on the date of grant, potential future dividends accruing to the PSU holder’s benefit, and encompassing a wide range of possible future Company performance conditions. The fair value of PSUs with non-market performance conditions is determined based on the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the PSU holder’s benefit.
Restricted Share Units
The following table summarizes RSU activity under the PRSU Plan and Omnibus Equity Incentive Plan for the years ended June 30, 2022 and 2021:

	Year ended June 30,
	2022	2021
Outstanding, beginning of year	1,738,889	1,811,963
Granted	2,558,241	701,732
Redeemed / released	(974,766)	(573,104)
Forfeited / expired	(752,180)	(201,702)
Outstanding, end of year	2,570,184	1,738,889
At June 30, 2022, 74,930 (2021 – 214,209) of the outstanding RSUs had vested. The weighted average grant date fair value of RSUs granted during the year ended June 30, 2022 was $10.85 (2021 – $11.87). RSUs outstanding as at June 30, 2022 have a weighted average term to expiry of 1.7 years (2021 – 1.3 years).
The fair value of the RSUs granted was estimated on the grant date using the fair value of the Company’s common shares on the date of grant and potential future dividends accruing to the RSU holder’s benefit.
(d)Deferred Share Unit Plan
The Company’s share-based compensation plans also include a Deferred Share Unit (“DSU”) Plan. The DSU Plan is a cash-settled share based compensation plan.
In 2016, the Company’s shareholders ratified the DSU Plan. Terms and conditions of DSUs granted are determined by the Board of Directors.
Under the DSU Plan, DSUs are issued to eligible persons and generally vest over a one year period (25% per three months). DSUs are not eligible for redemption until the unitholder ceases to be an eligible person. The term of the DSU grants is coterminous with the date the unitholder ceases to be an eligible person.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
12.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
The following table summarizes activity under the DSU Plan for the years ended June 30, 2022 and 2021:

	Year ended June 30,
	2022	2021
Outstanding, beginning of year	324,010	377,612
Granted	133,434	6,763
Released	—	(60,365)
Outstanding, end of year	457,444	324,010
The weighted average grant date fair value of DSUs granted during the year ended June 30, 2022 was $10.17 (2021 – $13.94). At June 30, 2022, 421,427 (2021 – 324,010) of the outstanding DSUs had vested.
At June 30, 2022, fair value of liabilities arising from the DSU Plan was $3,810,000 (2021 – $4,688,000). The amount is included within trade and other payables.
(e)Employee Share Ownership Plan and Employee Share Purchase Plan
Employee Share Ownership Plan
In December 2019, the Company’s shareholders approved the Employee Share Ownership Plan (the “ESOP”), which became effective on January 1, 2020. The terms of the ESOP allow employees to purchase up to 350,000 common shares from treasury at a 15% discount from the market price. Each employee can allocate an annual maximum of CAD $15,000 per year to the purchase of common shares through two, six month offering periods per year. During the year ended June 30, 2022, 94,697 common shares (2021 – 68,089 common shares) were issued under the ESOP at a weighted average price of $9.04 (2021 – $7.52) per share.
On December 14, 2021, the Company’s shareholders approved the 2021 Employee Share Ownership Plan (the “2021 ESOP”), which became effective on January 1, 2022. During the year ended June 30, 2022, no common shares were issued under the 2021 ESOP. At June 30, 2022, no common shares (2021 – 281,911 common shares) were available for grant under the 2021 ESOP.
Employee Share Purchase Plan
On February 1, 2022, the Board of Directors approved the Employee Share Purchase Plan (the “ESPP”). The terms of the ESPP allow employees to contribute up to an annual maximum of $15,000, to purchase the common shares of the Company, at the end of a specified offering period. The Company matches approximately 33% of the employee’s contribution, up to an annual maximum of $5,000. At the end of each offering period, the aggregate employee and Company contributions are used to purchase common shares on the open market. During the year ended June 30, 2022, no common shares were purchased under the ESPP.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
12.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
(f)Share-based compensation expense
The Company’s share-based compensation expense for the years ended June 30, 2022 and 2021 was comprised as follows:

	Year ended June 30,
	2022	2021
Stock Option	$64	$111
PSU	3,428	1,802
RSU	13,806	6,489
DSU	(878)	1,820
ESOP and ESPP	257	137
	$16,677	$10,359
The Company’s share-based compensation expense was attributable to the following areas for the years ended June 30, 2022 and 2021:

	Year ended June 30,
	2022	2021
Cost of revenue	$2,085	$1,335
Sales and marketing	4,394	3,271
Research and development	5,038	1,626
General and administration	5,160	4,127
	$16,677	$10,359
(g)Dividends
During the year ended June 30, 2022, the Company declared four quarterly dividends of CAD $0.08 per share on its common shares, amounting to $12,637,000. The dividends were paid in cash on August 27, 2021, November 29, 2021, February 25, 2022 and May 25, 2022 to shareholders of record at the close of business on August 11, 2021, November 17, 2021, February 11, 2022, and May 12, 2022 respectively.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
12.    SHARE CAPITAL AND EQUITY RESERVE (Continued)
(h)Net (loss) income per share
Basic and diluted net (loss) income per share are calculated as follows:

	Year ended June 30,
	2022	2021
Net (loss) income attributable to common shareholders	$(24,485)	$3,732

Basic weighted average number of common shares outstanding	50,381,336	47,131,785
Effect of dilutive securities:
Stock Option	—	385,179
PSU	—	813,935
RSU	—	1,585,612
Diluted weighted average number of common shares outstanding(1)	50,381,336	49,916,511

Basic net (loss) income per common share	$(0.49)	$0.08
Diluted net (loss) income per common share(1)	$(0.49)	$0.07
(1)Diluted weighted average number of common shares outstanding for the year ended June 30, 2022 excludes 219,098 stock options, 759,620 PSUs, and 1,702,842 RSUs as their effects are antidilutive.
13.    REVENUE
(a)Disaggregated revenue
The table below provides a disaggregation of revenues for the years ended June 30, 2022 and 2021:

	Year ended June 30,
	2022	2021
Cloud and subscription services(1)	$187,552	$112,439
Managed professional services	4,003	4,609
	191,555	117,048
Software license(2)	746	—
Professional services	1,365	309
Other	3,645	3,427
	$197,311	$120,784
(1)Cloud and subscription services include revenue derived from cloud services, term-based subscription licenses, and maintenance services.
(2)Software license includes revenue derived from on-premises perpetual software licenses.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
13.    REVENUE (Continued)
(b)Deferred revenue
The following table provides a reconciliation of deferred revenue for the years ended June 30, 2022 and 2021:

	Year ended June 30,
	2022	2021
Balance, beginning of year	$160,182	$142,604
Billings	232,113	138,362
Acquired (note 3)	15,487	—
Revenue recognized	(197,311)	(120,784)
Balance, end of year	210,471	160,182
Less: current portion	(133,852)	(93,303)
	$76,619	$66,879
In the year ended June 30, 2022, revenue recognized included $93,303,000 (2021 – $80,844,000) that was included in deferred revenue at the beginning of the period. Deferred revenue is scheduled to be recognized in the years ended June 30, as follows:

2023	$133,852
2024	45,327
2025	21,667
2026	7,077
2027	2,276
Thereafter	272
$210,471

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
14.    INCOME TAXES
Income tax expense for the years ended June 30, 2022 and 2021 differ from that calculated by applying statutory rates for the following reasons:

	Year ended June 30,
	2022	2021
(Loss) income before income taxes	$(28,173)	$4,357
Combined Federal and Provincial income tax rate	27.00%	27.00%
Expected tax recovery (expense) at statutory rate	7,607	(1,176)
Permanent differences	(2,082)	(675)
Foreign income tax effected at lower rates	(607)	178
Changes in statutory tax rates	(131)	190
Losses and temporary differences for which no deferred tax asset has been recognized	(8)	1
Impact on deferred income tax assets due to changes in foreign exchange rates	(91)	82
Amounts (under) over provided for in prior years	(624)	775
Accrual for uncertain tax positions	(376)	—
Income tax recovery (expense)	$3,688	$(625)

Comprised of:
Current income tax expense	$(4,217)	$(4,663)
Deferred income tax recovery	7,905	4,038
Income tax recovery (expense)	$3,688	$(625)
The Company’s current tax expense is comprised of a current income tax recovery of $30,000 (2021 – current income tax expense of $3,001,000) in Canada, the 2021 liability was fully offset by Canadian Investment Tax Credits ("ITCs"); a current income tax expense of $3,893,000 (2021 – $1,595,000) in the U.S.; and a current income tax expense of $354,000 (2021 – $68,000) relating to its other foreign operations.
The ITCs are credited against research and development expenses, as the credit is generated by certain eligible scientific research and development expenditures (“SRED”). The ITC recovery recorded was in respect of expenditures in the year ended June 30, 2022.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
14.    INCOME TAXES (Continued)
The tax effect of the significant temporary differences and losses carryforwards that comprise deferred income tax assets and liabilities at June 30, 2022 and 2021 are as follows:

	Year ended June 30,
	2022	Recognized through P&L	Recognized through OCI	Recognized through Equity	Recognized through Goodwill	2021
Deferred income tax assets:
Deferred revenue	$22,604	$3,766	$—	$—	$(402)	$19,240
Accruals and reserves	376	315	—	—	61	—
ITCs	8,841	3,165	—	—	—	5,676
Lease liability	2,900	(838)	—	—	599	3,139
Operating loss carryforwards	3,272	(2,401)	—	—	4,715	958
Property and equipment	1,020	774	—	—	—	246
Share-based payment	4,379	1,574	—	(2,743)	—	5,548
Share issuance costs	863	129	—	(362)	—	1,096
Debt discount	233	233	—	—	—	—
Other	—	(343)	—	—	343	—
	44,488	6,374	—	(3,105)	5,316	35,903
Deferred income tax liabilities:
ROU Asset	(2,426)	815	—	—	(599)	(2,642)
Property and equipment	(590)	(324)	—	—	(266)	—
Goodwill	(297)	—	—	—	—	(297)
Intangible assets	(29,013)	4,251	—	—	(33,264)	—
ITCs	(2,387)	(832)	—	—	—	(1,555)
Unrealized gain or loss on cash flow hedge	(21)	(75)	124	—	—	(70)
Other	(363)	861	—	—	(1,224)	—
	(35,097)	4,696	124	—	(35,353)	(4,564)
	$9,391	$11,070	$124	$(3,105)	$(30,037)	$31,339

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
14.    INCOME TAXES (Continued)
Deferred income tax assets and deferred income tax liabilities relate to the Company’s operations in the following countries:

	Year ended June 30,
	2022	2021
Deferred income tax assets:
Canada	$35,887	$28,136
United States	8,019	6,809
United Kingdom	582	958
	44,488	35,903
Deferred income tax liabilities:
Canada	(3,786)	(3,273)
United States	(31,311)	(1,291)
	(35,097)	(4,564)
	$9,391	$31,339
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during the loss carryforward periods. Management considers the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carryforward period. The Company has recognized the deferred tax benefits of the following estimated loss carryforwards (with the exception of the non-capital loss carry over):

Loss Type	Loss Amount	Jurisdiction	Carryforward period
Operating	$2,751	U.K.	Indefinite
Operating	5,759	Canada	20 years
Capital	2,003	Canada	Indefinite
Operating	4,610	U.S. Federal	Indefinite
Operating	2,456	U.S. States	20 years (majority)
The Company’s operations are conducted in a number of countries with complex tax legislation and regulations pertaining to the Company’s activities. Any reassessment of the Company’s tax filings by the tax authorities may result in material adjustments to net income or loss, tax assets and operating loss carryforward.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
15.    SUPPLEMENTAL CASH FLOW INFORMATION

	June 30, 2022	June 30, 2021
Cash	$49,761	$126,258
Cash equivalents	13,908	13,908
	$63,669	$140,166

	Year ended June 30,
	2022	2021
Cash paid for income taxes	$812	$1,706
Cash received from income taxes	205	1

Non-cash investing and financing activities
Accrued purchases of property and equipment, net	177	(549)
Right-of-use assets obtained in exchange for lease liabilities	1,330	—
16.    CAPITAL RISK MANAGEMENT
The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth and strategic acquisitions in order to provide returns to its shareholders, and have not changed since 2014. The Company’s capital structure consists of cash and cash equivalents, short-term investments, debt and shareholders’ equity, which is comprised of issued capital, equity reserve, treasury shares, and deficit. During 2013, the Company instituted a quarterly dividend. The Company makes adjustments to its capital structure in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. The Board of Directors reviews and approves any material transactions not in the ordinary course of business, including dividends, major investments and share repurchases.
17.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
(a)Overview
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to those risks. The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks.
(b)Market risk
Market risk is the risk that changes in market prices, such as fluctuations in the market prices of the Company’s publicly traded investments, foreign exchange rates, and interest rates, will affect the Company’s income or the value of its financial instruments.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
17.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)
Foreign exchange rates
The Company is exposed to market risks from foreign exchange rates as it holds monetary assets and liabilities in the Canadian dollar, and to a lesser extent, other foreign currencies. The Company’s functional currency is the U.S. dollar. Volatility in the Canadian dollar relative to the U.S. dollar could impact the Company’s net income as a significant amount of operating costs are denominated in Canadian dollars. The Company engages in risk management practices related to its foreign currency denominated operating expenses by hedging using foreign exchange forward contracts. The Company’s sensitivity to a 1% strengthening (weakening) of the Canadian dollar against the U.S. dollar is an approximate decrease (increase) in net income of $113,000.
Interest rates
The Company is exposed to interest rate risk on its Term Loan Facility which bears interest rate at margin plus LIBOR multiplied by the statutory reserve rate established by the Federal Reserve System of the United States, subject to a floor of 0.75%. Upon discontinuation of LIBOR, the Adjusted Eurodollar Rate will be determined based on an alternate benchmark rate.
As at June 30, 2022, a 1% increase in LIBOR or the alternate benchmark rate would increase the Company's annual interest expense by approximately $2,750,000. The Company does not engage in risk management practices related to its interest rate risks.
(c)Liquidity risk
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. Our primary liquidity needs are to fund our operating expenses, lease payments, principal and interest payments on long-term debt, and payment of quarterly dividends. Estimated future payments relating to the Company's leases and long-term debt are provided in note 10 and note 11 respectively. The majority of the Company’s trade and other payables are due within 60 days.

The Company mitigates liquidity risk by holding sufficient cash and cash equivalents to meet its financial obligations, and monitoring cash flows from operations. At June 30, 2022, the Company had cash, cash equivalents and short-term investments of $64.0 million (2021 – $140.5 million). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management has determined the Company’s liquidity risk to be low.
(d)Credit risk
Credit risk represents the financial loss that the Company would experience if a counterparty to a financial instrument, in which the Company has an amount owing from the counterparty, failed to meet its obligations in accordance with the terms and conditions of its contracts with the Company. The carrying amount of the Company’s financial assets represents the Company’s maximum credit exposure.

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
17.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)
The Company manages credit risk related to accounts receivable by carrying out credit investigations for new customers and partners, and by maintaining reserves for potential credit losses. The majority of the accounts receivable balance is due from well-capitalized computer manufacturers who have a history of paying on a timely basis. Accounts receivable are net of allowance for doubtful accounts of $364,000 (2021 – $315,000). At June 30, 2022, 8% of the Company’s accounts receivable balance is over 90 days past due (2021 – 5%).
The Company manages credit risk related to cash, cash equivalents, and short-term investments by maintaining bank and investment accounts with high credit quality financial institutions, including Schedule 1 banks.
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be $nil. As at June 30, 2022, the Company had a credit risk exposure to counterparties with outstanding or unsettled foreign exchange derivative instruments of $nil (2021 – $257,000) on a notional amount of $33,819,000 (2021 – $4,632,000).
(e)Fair value of financial instruments
The carrying value of cash and cash equivalents, accounts receivable, and trade and other payables approximate their fair values due to the short-term nature of these instruments. The carrying value of long-term debt approximates its fair value as the debt bears interest at a floating rate.
The fair value of derivative financial instruments are measured using Level 2 inputs, based on forward exchange rates.
(f)Derivative financial instruments
The fair values of derivative financial instruments outstanding are as follows:

	June 30, 2022	June 30, 2021
Derivative assets
Foreign currency forward contracts designated as cash flow hedges	$—	$257

Derivative liabilities
Foreign currency forward contracts designated as cash flow hedges	$78	$—
Foreign currency forward contracts	$5	$—

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
17.    FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company enters into foreign exchange forward contracts to minimize its exposure to foreign exchange rate risks. As at June 30, 2022, the aggregate notional amount of foreign exchange forward contracts was $33,819,000 (2021 – $4,632,000), of which notional amount of $31,647,000 (2021 – $4,632,000) was designated as cash flow hedges. The maturity dates of these instruments range from July 2022 to June 2023. As at June 30, 2022, the net unrealized loss on forward contracts designated as cash flow hedges was $78,000 (June 30, 2021 – net unrealized gain of $257,000). As at June 30, 2022, the Company estimates that 100% of net unrealized gains/losses on these forward contracts will be reclassified into income (loss) within the next twelve months.
During the year ended June 30, 2022, $180,000 in hedging loss (2021 – gain of $854,000) was recognized in operating expenses. There was $nil (2021 – $nil) reclassified from OCI into income relating to the ineffective portion.
18.    SEGMENTED INFORMATION
(a)Operating Segments
The Company and its subsidiaries operate primarily in one principal business, that being development, marketing, and support of management and data security solutions for endpoint computing devices.
(b)Entity wide disclosures
Geographic revenue information is based on the location of the customer invoiced. Long-lived assets include non-current contract acquisition assets, property and equipment, right-of-use assets, intangible assets, goodwill, and other non-current assets.

	Year ended June 30,
	2022	2021
Revenue
United States	$152,995	$101,020
Rest of world	40,634	17,994
Canada	3,682	1,770
	$197,311	$120,784

	June 30, 2022	June 30, 2021
Non-current assets
Canada	$8,759	$10,875
United States and rest of world	371,047	11,092
	$379,806	$21,967
19.    COMMITMENTS
The Company’s minimum payments required under contractual commitments for software subscriptions and other purchase obligations, for the years ended June 30, are as follows:

2023	$1,058
2024	114
$1,172

ABSOLUTE SOFTWARE CORPORATION Notes to Consolidated Financial Statements (Tabular amounts in thousands of United States dollars, except per share amount and number of shares)
20.    RELATED PARTY TRANSACTIONS
Key management personnel compensation

	Year ended June 30,
	2022	2021
Salaries, bonus, and short-term employment benefits	$6,047	$2,370
Share-based compensation	4,922	3,308
	$10,969	$5,678
For the year ended June 30, 2022, 15 individuals (2021 – 11 individuals) were included in key management personnel, inclusive of the Company’s Board of Directors.
21.    CONTINGENCIES
Due to the nature of the Company’s business, products, and patent portfolio, the Company is involved in assertions and claims as both the initiating party and, from time to time, as a respondent to such claims. The Company believes that any such claims currently existing are without merit and intends to vigorously defend any such assertions. At this time, there are no legal matters which are believed to be material to the Company’s financial performance, liquidity, or financial condition.
22.    SUBSEQUENT EVENTS
(a)Quarterly dividend
On July 20, 2022, the Company declared a quarterly dividend of CAD $0.08 per share on its common shares, payable in cash on August 26, 2022 to shareholders of record at the close of business on August 11, 2022.